Sit Investment Associates
Mutual Funds Newsletter
Winter 2011

Sit Mutual Funds 2010 Performance Review

Large Cap Growth +10.79%
Larger weightings in the transportation, commercial services, and technology services sectors as well as individual stock selections, such as Ciena Corp. (+94.19%), Deere & Co. (+56.34%), and Expeditors International of Washington (+58.45%) produced positive results for the Fund. Maintaining lower-weight positions in market-lagging Hewlett-Packard, Microsoft Corp., and Abbott Laboratories aided the Fund as well.

Mid Cap Growth +27.10%
Top contributors to the Fund's performance included F5 Networks Inc. (+145.72%), Cummins Inc. (+142.70%), and Sybase (+49.72%). Overweighting sectors such as electronic technology, technology services and producer manufacturing contributed positively to performance as well.

Small Cap Growth +27.28%
Stock selections, such as F5 Networks Inc. (+145.72%), Skyworks Solutions Inc. (+101.76%), and Informatica Corp. (+70.13%), contributed greatly to the Fund's positive returns for the year, as did overweighting technology services, industrial services, and health technology sectors.

Dividend Growth Class I +16.43%
Stock selections in Deere & Co. (+56.34%), Polaris Industries Inc. (+83.83%), National Oilwell Varco Inc. (+65.60%), and Allied World Assurance Co. Holdings (+39.96%) added significantly to performance. Higher weightings in the finance and consumer durables sectors as well and underweightings in a few stocks, such as Cisco Systems, Bank of America, and Hewlett-Packard Co. aided performance relative to the S&P 500® Index.

Global Dividend Growth Class I +11.58%
Supporting the Fund's returns were allocations in the materials, diversified financials, and consumer durables sectors. Individual holdings Rio Tinto PLC (+35.39%), Burberry Group PLC (+89.04%), and Deere & Co. (+56.34%) were among the largest contributors to the Fund's positive returns

International Growth +9.51%
Holdings in HTC Corp. (+169.97%), Burberry Group PLC (+86.34%), and AGCO Corp. (+56.65%) contributed most significantly to the Fund's positive returns. Not owning BP PLC ADS, E.ON AG, and Toyota Motor Co. also benefitted the Fund's returns relative to the MSCI EAFE Index.

Developing Markets Growth +14.53%
Equity appreciation in developing economies was largely driven by consumer and capital goods-related industries. The defensive utilities and insurance sectors lagged the overall market. Stock selections such as HTC Corp. (+196.00%) and Southern Copper (+55.84%) contributed to the Fund's positive returns. The Fund's returns also benefited from not owning Industrial and Commercial Bank of China and China Mobile Ltd., which lagged in the MSCI Emerging Markets Index.

Balanced +10.51%
Performance was impacted positively by both fixed-income and equity allocations. Low inflation, better than expected earnings, and generally favorable economic data allowed both stocks and bonds to rise during the year. Stock selections that contributed greatly to returns included Deere & Co. (+56.34%), Ciena Corp. (+94.19%), and Genzyme Corp. (+45.13%). Corporate bonds (+22.5%), government bonds (+13.9%), asset backed securities (+10.1%), and collateralized mortgage obligations (+8.8%) contributed most positively to the fixed-income portion of the portfolio.

U.S. Government Securities +4.91%
The Fund, which is primarily made up of Fannie Mae, Freddie Mac, and Ginnie Mae mortgage pass-through and collateralized mortgage obligations, benefited from the Federal Reserve's plan to purchase $600 billion of longer-term Treasuries during the year. As interest rates stayed low for most of the year, the income from these holdings more than offset small price declines. As of 12/31/2010, the Fund's 30-Day SEC Yield was 2.97%.

Tax-Free Income +2.49%
Tax-exempt municipal yields rose sharply in the fourth quarter, reversing much of the calendar year's price gains. Longer intermediate maturities and lower quality bonds outperformed for the year as credit spreads narrowed. Among revenue bond sectors, the higher-quality housing sector performed best for the quarter and the year. As of 12/31/2010, the Fund's 30-day SEC Yield was 5.43%.

Minnesota Tax-Free Income +3.18%
Income from the Fund's largest sector weightings of multi-family mortgage (22.2%), hospital/health care (20.7%), and single-family mortgage revenue (13.2%) bonds helped drive returns. The amount of income paid out by the Fund during 2010 more than made up for the principal price decline over the fourth quarter. As of 12/31/10, the Fund's 30-day SEC Yield was 4.70%.

(See pages 4 - 9 in this publication for Fund information, notes and disclosures.)

Investment Outlook and Strategy Summary ***by Roger J. Sit - Chairman and President***



We continue to believe that we are towards the back of an elongated, U-shaped recovery and, over the next few years, global economies will likely grow at a modest or subpar rate compared to historical post-recessionary periods. Asia ex-Japan and the U.S. are likely to continue to lead the global economy, with China and India's ongoing robust growth resulting from proactive government actions and the U.S. economy benefiting from quantitative easing and other favorable monetary policies.

Possible impediments to a stronger economic recovery are concerns about long-term unemployment's impact on consumption; more residential and commercial real estate problems; increasing worldwide government deficits, particularly in developed economies; limited consumer lending (in part due to lack of demand); and deflationary environments in the U.S. and Japan due to lack of confidence and consumption.

Although we anticipate inflation to be modest in 2010 and 2011, long-term inflation could be a problem if monetary liquidity is not removed in a timely manner. The Federal Reserve's November 3rd announcement of another round of quantitative easing to provide liquidity by buying $600 billion of longer-term Treasuries by June 2011 is causing investors to shift their inflation expectations higher.

Economic growth remains the key factor in the direction and strength of the markets. As economies improve, investors' willingness to increase risk grows. The upward earnings revisions that grow from economic strength drive and maintain stock price appreciation. While we've seen significant market appreciation from the March 2009 lows, we expect a "choppy" global equity market over the intermediate term.

Equities

The U.S. equity market capped off another strong year with solid returns in December. The S&P 500® Index had its best December performance in 19 years at +6.7% for the month. The Index's robust returns in the second half of 2010 were due to better-than-expected earnings; generally favorable economic data; optimism about another round of quantitative easing by the Fed; and the anticipated passage of a tax-cut extension. The Index gained +15.1% for the year.

Other U.S. equity indices had strong performance in 2010 as well. Broad domestic equity indices rose +14% to +27% for the year. As in 2009, smaller capitalization stocks outperformed larger issues, and growth outpaced value stocks in 2010. Generally, consumer discretionary, manufacturing/industrial and commodity-related sectors did well in 2010, with the technology, health care and utilities sectors lagging.

Global equity markets finished 2010 higher than the U.S. markets. All regions had positive returns for the year, with Asia/Pacific performing best and Western Europe lagging significantly. Four of the top five performing country markets were in the Asia/Pacific region in natural resource-heavy countries (Thailand, Philippines, Indonesia and Malaysia). The U.S. ranked 14th out of the 33 world markets, greatly improved from its 27th position in 2009.

As we begin 2011, we remain generally optimistic regarding U.S. equity investing, although we feel that the stock market might be due for at least a pause. Stock market leadership is narrowing, internal momentum is waning, and every macro sector, except utilities, is "overbought." In addition, correlations between various asset classes are decreasing, implying that investors are becoming increasingly selective. All of this suggests short-term caution in the new year, but a generally positive stance for the year as a whole due to the accelerating U.S. economy, a slowly improving labor market, a stabilizing housing sector, and a favorable earnings outlook.

Bonds

In 2010, U.S. Treasury Bonds rose in price, as the nearly 10% unemployment rate, record low inflation and Europe's deepening sovereign debt crisis created demand for safety. Taxable bonds generated a +6.5% overall return, while municipals were up +2.4%. Performance varied across taxable bond sectors, as U.S. Treasuries returned +5.9%, including +8.0% for the bellwether 10-year Treasury, +9.0% for corporates, and +20.4% for commercial mortgage-backed securities. Although volatile at times during the year, yields for most Treasuries ended 2010 about 0.5% to 0.75% lower than where they started.

Tax-exempt municipal yields rose sharply during November and December, reversing much of the calendar year's price gains and resulted in the worst performing quarter since 1994. Despite a weak fourth quarter, tax-exempt municipals posted a positive return for the year, with longer-intermediate maturities being the best performing part of the yield curve. As credit spreads narrowed, lower-quality bonds outperformed for the year.

Fiscal stimulus funds continued to be a large part of states' budgets in FY2010, with states receiving 44.5% of the $250.3 billion federal stimulus through September 30, 2010 and the balance by the end of FY2011. In addition, 78.4% of the $48.3 billion in Department of Education State Fiscal Stabilization Fund grants had been allotted by September 30th. Beyond fiscal year 2011, states will have to figure out how to adjust, as all U.S. states, except Vermont, are required by law to balance their budgets. Credit quality will continue to preoccupy the market as the year progresses. However, the general consensus among municipal market experts is that, while there is fiscal pressure and ratings downgrade risk, the municipal default rhetoric is overblown.

Looking forward, we expect the tax-exempt yield curve to remain very steep, as the Fed maintains short rates at very low levels. In addition, as bond insurance plays in only a small fraction of new issuance, credit spreads will likely stay wider than historical averages. But as investors seek yield, we believe credit spreads have room to narrow. We are positioned with durations longer than their respective benchmarks while the yield curve is very steep. Diversification remains a key tenet in our strategy to help manage credit risk.

Roger Sit is Chairman, President, Chief Executive Officer and Global Chief Investment Officer of Sit Investment Associates. Roger has a Masters Degree in Business Administration from the Harvard Graduate School of Business Administration.

Sit Mutual Funds Performance Summary: Fourth Quarter 2010

Sit Equity Funds

Major domestic equity indices registered strong, positive returns in December and double-digit returns in the final quarter of 2010, and the Sit stock funds generally kept pace with their benchmarks.

The Large Cap Growth Fund's return of +11.22% was competitive with the Russell 1000® Growth Index return of +11.83%. The Sit Mid Cap Growth Fund was also competitive, with its +13.54% return slightly lagging the Russell Midcap® Growth Index return of +14.01%. The Sit Small Cap Growth Fund's return of +12.68% lagged the Russell 2000® Growth Index's +17.11% return due to negative performance from health tech holdings such as Thoratec Corp., Nuvasive Inc. and Amylin Pharmaceuticals.

The Sit Dividend Growth Fund Class I returned +10.57% for the fourth quarter of 2010, which was competitive with the S&P 500® Index's +10.76% return. The Fund has beaten the Index consistently for the one, three, five-year and since inception periods ending 12/31/10. The Fund's six-month return for the period ending 12/31/10 was +24.12% compared to the Index's +23.27% return.

The Sit Global Dividend Growth Fund Class I, which invests in both U.S. and foreign companies, returned +8.98% compared to its composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) return of +9.11% for the quarter.

The Sit Developing Markets Growth Fund outperformed its benchmark, the MSCI Emerging Markets Index, returning +8.90% for the quarter versus the benchmark's +7.05% return; significant contributions to the Fund's performance came from holdings in Southern Copper Corp., BHP Billiton Ltd. and Rio Tinto Ltd. The Sit International Growth Fund was competitive with the MSCI EAFE Growth Index, returning +7.16% compared to the benchmark's +7.85% return for the quarter.

We believe that investors' rotation into "low quality" stocks over the last few quarters has led to very attractive relative valuations for many high-quality growth companies across the market cap spectrum.

In general, our largest sector weightings within the Sit equity mutual funds are in electronic technology, technology services, and producer manufacturing. We believe the outlook for technology stocks remains very attractive due to cyclical recoveries in key segments (i.e., personal computers, semiconductors) and secular demand in several areas, including wireless communications (e.g., smart phones). The producer manufacturing sector is experiencing a strong rebound, led by surging growth in developing economies. Key areas of emphasis in this sector include commercial aerospace, automation, and agriculture.

Despite the strong advance in equities since the market bottom in early 2009, we believe underlying fundamentals support further gains for stocks in the year ahead. We would caution, however, that there are risks to consider. Developed countries' fiscal imbalances at all levels of the government present major challenges in the years ahead, and unemployment is unlikely to recover as it has in past cycles. High commodity prices will take a bite out of consumer discretionary spending in future quarters and could lead to higher generalized inflation down the road. In addition, austerity measures in Europe along with tightening measures in China may pressure markets.

Sit Fixed-Income Funds

The Sit U.S. Government Securities Fund experienced a small gain in market value during the fourth quarter following three previous quarters of more substantial market price appreciation. The Fund outperformed its benchmark, the Barclays Capital Intermediate Government Bond Index, during the fourth quarter, and the Fund continued to provide an attractive level of investment income as reflected in its 2.97% 30-Day SEC Yield and 2.8% 12-month distribution rate as of December 31, 2010.

The Fund's focus on shorter duration U.S. Government Agency mortgage pass-through securities was largely responsible for the Fund's consistent high performance rankings over 5, 10, and 15 year time periods, as well as the Fund's 23rd consecutive year of positive calendar year total returns. The Fund's combination of short duration investments, U.S. Government Agency security credit quality, and reasonable level of investment income has provided investors a safe haven in turbulent economic and investment environments.

The Sit Tax-Free Income Fund and the Sit Minnesota Tax-Free Income Fund both declined in market value during the fourth quarter, which was one of the most bearish periods in the history of the municipal bond market. Despite the market price decline, both Funds outperformed most other tax-exempt funds with similar investment objectives. The Funds also provided higher income returns to shareholders than other funds with similar investment objectives. The Sit Tax-Free Income Fund, as of December 31, 2010, had a 5.43% 30-Day SEC Yield and a 4.54% 12-month distribution rate, while the Sit Minnesota Tax-Free Income Fund had a 4.70% 30-Day SEC Yield and a 4.27% 12-month distribution rate.

Both Funds primarily focus on municipal revenue bonds in the hospital/healthcare sectors, education/student loan sectors, single family and multi family housing sectors and other miscellaneous revenue sectors. The Funds also emphasize intermediate duration investments that consist of bonds with investment grade ratings as well as non-rated municipal securities. Nonetheless, diversification remains a key tenet in helping to manage credit risk. We expect tax-exempt municipal bond prices to rise over the next few quarters as the market benefits from a lighter supply of newly-issued bonds and a reduced level of tax-exempt bond fund redemptions, as we expect investors' worries about municipal defaults to lessen as economic growth stabilizes and as government tax revenues continue to improve as they did in the past quarter.

Performance figures in this publication are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance; however, fees and expenses are not incorporated in the indices.

Sit Large Cap Growth Fund

(SNIGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Ronald D. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
12/31/10: $42.25 Per Share

Total Net Assets
$426.8 Million

Weighted Avg. Mkt. Cap
$77.8 Billion

Total Returns (%)

	Sit Large Cap Growth Fund	Russell 1000® Growth Index	Russell 1000® Index
Average Annual Total Returns (%)*			
3 Month**	11.22%	11.83%	11.19%
6 Month**	22.23	26.37	24.03
1 Year	10.79	16.71	16.10
5 Year	3.19	3.75	2.59
10 Year	-0.86	0.02	1.83
Inception***	9.68	10.55	11.51
Cumulative Total Returns (%)*			
1 Year	10.79%	16.71%	16.10%
5 Year	16.98	20.23	13.64
10 Year	-8.31	0.17	19.86
Inception***	1271.95	1617.26	2092.74

**As of 12/31/10*
***Not Annualized*
****On 6/6/93, the Fund's investment objective changed to allow for a portfolio of 100% stocks. Prior to that time, the portfolio was required to contain no more than 80% stocks.*

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 23.2
Technology Services 13.5
Producer Manufacturing 9.4
Consumer Non-Durables 8.8
Retail Trade 8.3
Energy Minerals 8.2
Health Technology 7.5
Sectors Less than 5% 20.5
Cash and Other Net Assets 0.6

Top Five Stock Holdings

1. Apple, Inc.
2. International Business Machines Corp.
3. Google, Inc.
4. Oracle Corp.
5. Qualcomm, Inc.

Total Number of Holdings: 94

Sit Mid Cap Growth Fund

(NBNGX)

Inception 9/2/82

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA

Net Asset Value
12/31/10: $15.01 Per Share

Total Net Assets
$162.0 Million

Weighted Avg. Mkt. Cap
$12.7 Billion

Total Returns (%)

	Sit Mid Cap Growth Fund	Russell Midcap® Growth Index	Russell Midcap® Index
Average Annual Total Returns (%)*			
3 Month**	13.54%	14.01%	13.07%
6 Month**	29.73	30.71	28.12
1 Year	27.10	26.38	25.48
5 Year	4.17	4.88	4.66
10 Year	-0.02	3.12	6.54
Inception	12.06	N/A	N/A
Cumulative Total Returns (%)*			
1 Year	27.10%	26.38%	25.48%
5 Year	22.67	26.92	25.59
10 Year	-0.22	35.92	88.44
Inception	2421.62	N/A	N/A

**As of 12/31/10*
***Not Annualized*

Pursuant to a Plan of Reorganization on 10/26/07, the Mid Cap Growth Fund acquired all of the assets of the Science and Technology Growth Fund in exchange for shares of common stock of the Mid Cap Growth Fund.

Portfolio Structure by Sector
(% of Total Net Assets)



Electronic Technology 16.0
Technology Services 11.1
Producer Manufacturing 10.9
Finance 8.5
Health Technology 8.4
Consumer Non-Durables 6.3
Process Industries 6.3
Retail Trade 6.3
Sectors Less than 5% 26.2

Top Five Stock Holdings

1. Cognizant Tech. Solutions Corp.
2. Cummins, Inc.
3. F5 Networks, Inc.
4. Snap-On, Inc.
5. Citrix Systems, Inc.

Total Number of Holdings: 108

Sit Small Cap Growth Fund

(SSMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Matthew T. Loucks, CFA
Robert W. Sit, CFA
Michael J. Stellmacher, CFA

Net Asset Value
12/31/10: $39.80 Per Share

Total Net Assets
$73.4 Million

Weighted Avg. Mkt. Cap
$3.7 Billion

Total Returns (%)

	Sit Small Cap Growth Fund	Russell 2000® Growth Index	Russell 2000® Index
Average Annual Total Returns (%)*			
3 Month**	12.69%	17.11%	16.25%
6 Month**	27.09	32.14	29.38
1 Year	27.28	29.09	26.86
5 Year	4.67	5.30	4.47
10 Year	1.26	3.78	6.33
Inception	10.73	6.68	8.85
Cumulative Total Returns (%)*			
1 Year	27.28%	29.09%	26.86%
5 Year	25.63	29.44	24.46
10 Year	13.37	44.91	84.77
Inception	438.35	191.07	305.58

**As of 12/31/10*
***Not Annualized*

Portfolio Structure by Sector (% of Total Net Assets)



Electronic Technology
16.0
Technology Services
14.7
Health Technology
12.3
Producer Manufacturing
10.6
Industrial Services
7.3
Retail Trade
6.2
Sectors Less than 6%
32.4
Cash and Other Net Assets
0.5

Top Five Stock Holdings

1. Informatica Corp.
2. Skyworks Solutions, Inc.
3. Ciena Corp.
4. F5 Networks, Inc.
5. ANSYS, Inc.

Total Number of Holdings: 98

Sit Dividend Growth Fund

Class I (SDVGX)
Class S (SDVSX)

Inception 12/31/03

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Michael J. Stellmacher, CFA

	Class I	Class S
Net Asset Value Per Share 12/31/10:	$13.06	$13.04
Total Net Assets (Million)	$150.3	$36.5
Weighted Avg. Mkt Cap	$67.1 Billion	

Total Returns (%)

	3 Month**	6 Month**	1 Year	3 Year	5 Year	Since Inception***
Average Annual Total Returns (%)*						
Class I	10.57%	24.12%	16.43%	0.97%	6.57%	7.58%
S&P 500® Index	10.76	23.27	15.06	-2.86	2.29	3.85
Class S	10.56	24.06	16.19	0.73	N/A	5.32
S&P 500 Index	10.76	23.27	15.06	-2.86	N/A	1.52
Cumulative Total Returns (%)*						
Class I	10.57%	24.12%	16.43%	2.95%	37.47	66.82%
S&P 500 Index	10.76	23.27	15.06	-8.33	11.99	30.27
Class S	10.56	24.06	16.19	2.20	N/A	27.98
S&P 500 Index	10.76	23.27	15.06	-8.33	N/A	7.46

**As of 12/31/10*
***Not Annualized*
****Class I inception 12/31/03; Class S inception 3/31/06.*

Portfolio Structure by Sector (% of Total Net Assets)



Finance
14.5
Consumer Non-Durables
10.0
Energy Minerals
9.5
Electronic Technology
9.4
Producer Manufacturing
9.3
Health Technology
9.0
Sectors Less than 6%
34.1
Cash and Other Net Assets
4.2

Top Five Stock Holdings

1. International Business Machines Corp.
2. Chevron Corp.
3. Johnson & Johnson
4. PepsiCo, Inc.
5. Verizon Communications, Inc.

Total Number of Holdings: 97

Sit Global Dividend Growth Fund

Class I (GDGIX)
Class S (GDGSX)
Inception 9/30/08

Net Asset Value Per Share		Class I	Class S
	12/31/10:	$12.59	$12.59
Total Net Assets (Million)		$3.8	$1.1
Weighted Avg. Mkt Cap		$76.0	Billion

Portfolio Managers
Roger J. Sit
Kent L. Johnson, CFA
Raymond E. Sit
Tasha Murdoff
Michael J. Stellmacher, CFA

Total Returns (%)

	3 Month**	6 Month**	1 Year	Since Inception
Average Annual Total Returns (%)*				
Class I	8.98%	23.68%	11.58%	13.04%
Class S	8.95	23.58	11.32	12.77
Composite Index***	9.11	23.68	12.21	5.95
S&P 500 Index	10.76	23.27	15.06	5.82
MSCI EAFE Index	6.61	24.18	7.75	5.85
Cumulative Total Returns (%)*				
Class I	8.98%	23.68%	11.58%	31.78%
Class S	8.95	23.58	11.32	31.07
Composite Index***	9.11	23.68	12.21	13.90
S&P 500 Index	10.76	23.27	15.06	13.58
MSCI EAFE Index	6.61	24.18	7.75	13.66

*As of 12/31/10
**Not Annualized
***Composite Index comprised of 60% S&P 500 Index and 40% MSCI EAFE Index.

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 15.1
Energy Minerals 9.7
Consumer Non-Durables 9.4
Producer Manufacturing 9.2
Electronic Technology 8.8
Health Technology 8.1
Sectors Less than 6% 38.3
Cash and Other Net Assets 1.4

Top Five Stock Holdings

1. Rio Tinto, A.D.R.
2. BHP Billiton, A.D.R.
3. International Business Machines Corp.
4. McDonald's Corp.
5. Qualcomm, Inc.

Total Number of Holdings: 96

Sit International Growth Fund

(SNGRX)
Inception 11/1/91

Net Asset Value
12/31/10: $14.38 Per Share

Total Net Assets
$24.0 Million

Weighted Avg. Mkt. Cap
$56.5 Billion

Portfolio Managers
Roger J. Sit
Janet K. Kinzler
Tasha M. Murdoff

Total Returns (%)

	Sit International Growth Fund	MSCI EAFE Growth Index	MSCI EAFE Index
Average Annual Total Returns (%)*			
3 Month**	7.16%	7.85%	6.61%
6 Month**	24.34	25.74	24.18
1 Year	9.51	12.25	7.75
5 Year	1.08	3.46	2.46
10 Year	-1.92	2.69	3.50
Inception	3.96	3.98	5.49
Cumulative Total Returns (%)*			
1 Year	9.51%	12.25%	7.75%
5 Year	5.50	18.53	12.92
10 Year	-17.65	30.34	41.08
Inception	110.74	111.32	178.57

*As of 12/31/10
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)


Finance 17.1
Producer Manufacturing 12.1
Consumer Non-Durables 10.3
Non-Energy Minerals 8.9
Sectors Less than 7% 49.6
Cash and Other Net Assets 2.0

Portfolio Structure by Region


Europe 51.4 56.5
Asia 35.5 42.8
Other 11.1 0.7
Cash & Other Net Assets 2.0 0.0
Sit Int'l Growth Fund
MSCI EAFE Growth Index

Top Five Stock Holdings

1. BHP Billiton, Ltd.
2. Rio Tinto, A.D.R.
3. Nestle, S.A.
4. Royal Dutch Shell, A.D.R.
5. Total, S.A.

Total Number of Holdings: 96

Sit Developing Markets Growth Fund

(SDMGX)

Inception 7/1/94

Portfolio Managers
Roger J. Sit
Raymond E. Sit

Net Asset Value
12/31/10: $23.69 Per Share

Total Net Assets
$16.5 Million

Weighted Avg. Mkt. Cap
$44.0 Billion

Total Returns (%)

	Sit Developing Mkts Growth Fund	MSCI Emerging Mkts Index	MSCI Emerging Mkts Growth Index
Average Annual Total Returns (%)*			
3 Month**	8.90%	7.05%	6.85%
6 Month**	28.39	25.43	26.72
1 Year	14.53	16.36	17.22
5 Year	10.54	10.26	8.97
10 Year	10.43	13.18	11.28
Inception	6.18	5.45	N/A
Cumulative Total Returns (%)*			
1 Year	14.53%	16.36%	17.22%
5 Year	65.06	62.97	53.67
10 Year	169.79	244.94	191.21
Inception	169.05	140.28	N/A

*As of 12/31/10
**Not Annualized

Portfolio Structure by Sector
(% of Total Net Assets)



Finance
18.5
Non-Energy Minerals
15.8
Energy Minerals
13.4
Electronic Technology
10.1
Communications
9.2
Sectors Less than 7%
32.5
Cash and Other Net Assets
0.5

Portfolio Structure by Region



Asia
56.5
57.8
Latin America
27.1
23.6
Europe
8.4
10.2
Africa/Middle East
7.5
8.4
Cash and Other Net Assets
0.5
0.0
Sit Dev. Mkts. Growth Fund
MSCI Emerging Markets Index

Top Five Stock Holdings

1. Vale, A.D.R.
2. BHP Billiton, Ltd., A.D.R.
3. Petrobras
4. Rio Tinto, Ltd.
5. Samsung Electronics Co.

Total Number of Holdings: 76

Sit Balanced Fund

(SIBAX)

Inception 12/31/93

Portfolio Managers
Roger J. Sit
Bryce A. Doty, CFA
John M. Bernstein

Net Asset Value
12/31/10: $15.95 Per Share

Total Net Assets
$11.2 Million

Total Returns (%)

	Sit Balanced Fund	S&P 500 Index	Barclays Capital Aggregate Bond Index
Average Annual Total Returns (%)*			
3 Month**	6.67%	10.76%	-1.30%
6 Month**	14.19	23.27	1.15
1 Year	10.51	15.06	6.54
5 Year	3.47	2.29	5.80
10 Year	1.63	1.41	5.84
Inception	6.41	8.03	6.18
Cumulative Total Returns (%)*			
1 Year	10.51%	15.06%	6.54%
5 Year	18.61	11.99	32.55
10 Year	17.59	15.06	76.33
Inception	187.52	272.06	177.32

*As of 12/31/10
**Not Annualized

Portfolio Structure
(% of Total Net Assets)



Cash & Other Net Assets
1.6%
Bonds
34.7%
Equities
63.7%

Top Five Stock Holdings

1. Google, Inc.
2. International Business Machines Corp.
3. Occidental Petroleum Corp.
4. Oracle Corp.
5. Apple, Inc.

Total Number of Holdings: 166

Sit U.S. Government Securities Fund

(SNGVX)

Inception 6/2/87

Net Asset Value
12/31/10: $11.29 Per Share

Total Net Assets: $984.6 Million
30-Day SEC Yield: 2.97%
12-Month Distribution Rate: 2.90%
Average Maturity: 22.7 Years
Effective Duration: 1.6 Years[1]

Portfolio Managers

Michael C. Brilley
Bryce A. Doty, CFA
Mark H. Book, CFA

Total Returns (%)

	Sit U.S. Gov't Securities Fund	Barclays Cap. Inter. Gov't Bond Index	Lipper U.S. Gov't Fund Index
Average Annual Total Returns (%)*			
3 Month**	0.96%	-1.55%	-2.22%
6 Month**	2.48	0.54	N/A
1 Year	4.91	4.98	6.53
5 Year	5.77	5.41	5.08
10 Year	5.01	5.11	4.94
Inception	6.54	6.61	6.22
Cumulative Total Returns (%)*			
1 Year	4.91%	4.98%	6.53%
5 Year	32.39	30.16	28.14
10 Year	62.98	64.67	62.02
Inception	345.74	352.62	315.50

*As of 12/31/10
**Not Annualized

Portfolio Structure by Sector (% of Total Net Assets)



Collateralized Mortgage Obligations 37.7
FNMA Pass-Through 29.9
FHLMC Pass-Through 16.8
GNMA Pass-Through 6.8
Sectors less than 1% 0.8
Cash & Other Net Assets 8.0

Estimated Average Life Profile



8.0%
87.5%
4.5%
0.0%
0.0%
0 - 1 Years
1 - 5 Years
5 - 10 Years
10 - 20 Years
20+ Years

[1] Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

Sit Tax-Free Income Fund

(SNTIX)

Inception 9/29/88

Net Asset Value
12/31/10: $8.60 Per Share

Total Net Assets: $147.4 Million
30-Day SEC Yield: 5.43%
Tax Equivalent Yield: 8.35%[1]
12-Month Distribution Rate: 4.54%
Average Maturity: 15.7 Years
Duration to Est. Avg. Life: 6.3 Years[2]
Implied Duration: 7.4 Years[2]

Portfolio Managers

Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Total Returns (%)

	Sit Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper General Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-4.90%	-1.57%	-5.21%
6 Month**	-2.13	0.92	N/A
1 Year	2.49	3.40	1.66
5 Year	1.87	5.00	3.05
10 Year	3.09	4.81	4.11
Inception	5.08	5.73	5.72
Cumulative Total Returns (%)*			
1 Year	2.49%	3.40%	1.66%
5 Year	9.71	27.66	16.23
10 Year	35.58	59.97	49.59
Inception	201.27	246.08	245.30

*As of 12/31/10
**Not Annualized

Portfolio Structure by Sector (% of Total Net Assets)



Other Revenue 17.5
Education/Student Loan 15.4
Hospital/Health Care 14.7
Multifamily Mortgage Revenue 12.4
Single Family Mortgage 10.9
Mutual Funds 6.6
Sectors less than 5% 21.3
Cash & Other Net Assets 1.2

Quality Ratings (% of Total Net Assets)

Assessment of Non-Rated Securities

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

AAA	0.4%
AA	1.9
A	1.1
BBB	7.4
BB	12.1
<BB	5.9
Total	28.8%



Other Assets & Liabilities 1.2%
AAA 9.6%
AA 12.1%
A 17.1%
BBB 25.5%
Less Than BBB 5.7%
Not Rated 28.8%

[1] Tax-Equivalent Yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0%.

[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Minnesota Tax-Free Income Fund

(SMTFX)

Inception 12/1/93

Portfolio Managers
Michael C. Brilley
Debra A. Sit, CFA
Paul J. Jungquist, CFA

Net Asset Value
12/31/10: $9.73 Per Share

Total Net Assets: $292.2 Million
30-Day SEC Yield: 4.70%
Tax Equivalent Yield: 7.85%[1]
12-Month Distribution Rate: 4.27%
Average Maturity: 15.4 Years
Duration to Est. Avg. Life: 5.5 Years[2]
Implied Duration: 7.9 Years[2]

Total Returns (%)

	Sit MN Tax-Free Income Fund	Barclays Cap. 5-Year Muni-Bond Index	Lipper MN Muni-Bond Fund Index
Average Annual Total Returns (%)*			
3 Month**	-3.46%	-1.57%	-4.29%
6 Month**	-0.28	0.92	N/A
1 Year	3.18	3.40	1.88
5 Year	3.57	5.00	3.41
10 Year	4.32	4.81	4.22
Inception	4.74	4.93	4.50
Cumulative Total Returns (%)*			
1 Year	3.18%	3.40%	1.88%
5 Year	19.17	27.66	18.23
10 Year	52.68	59.97	51.20
Inception	120.80	127.77	112.28

**As of 12/31/10*
***Not Annualized*

Portfolio Structure by Sector (% of Total Net Assets)



Multifamily Mortgage Revenue
21.6
Hospital/Health Care
20.1
Single Family Mortgage
12.8
Education/Student Loan
10.4
Other Revenue
10.1
Utility
7.1
Sectors less than 5%
15.1
Cash & Other Net Assets
2.8

Quality Ratings (% of Total Net Assets)

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

Assessment of Non-Rated Securities

AAA	0.5%
AA	2.7
A	3.6
BBB	14.5
BB	13.1
<BB	0.5
Total	34.9%



Other Assets & Liabilities 2.8%
AAA 6.8%
AA 19.1%
A 18.8%
BBB 15.6%
Less Than BBB 2.0%
Not Rated 34.9%

[1] Tax-Equivalent Yield is based on the 30-Day SEC Yield at a federal tax rate of 35.0% and a Minnesota tax rate of 7.85%, for an effective combined tax rate of 40.1%.
[2] Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

When Municipal Bonds Are Taxable

The main objective of a municipal bond fund is to provide a regular stream of dividends that are exempt from federal and, in some cases, state income tax. There are circumstances, however, in which a portion of a municipal bond fund's dividends is considered taxable at both state and federal levels. While this seems counterintuitive to the goal of tax-free income, it is not detrimental to investors' returns.

When a mutual fund ("fund") purchases a municipal bond, the amount paid for the bond relative to its value at maturity (par value) impacts the income stream associated with that bond. For example, if a municipal bond was purchased at a discount to par, say $980 for a 5% coupon bond with a $1,000 par value, the fund would not only receive the 5% tax-free interest payments, but also the extra $20 at maturity. Rather than account for that "extra" amount on the bond's maturity date, the discount is factored in over time — adding a small amount to each of the dividends (attributable to that bond) that the fund pays out. This effectively increases the dividend payout, but the extra amount is considered taxable.

The reverse happens when a fund pays more than par (a premium) for a bond. In this instance, if the above referenced bond were purchased for $1,020, that extra $20 would be lost when the bond matures. The fund receives the 5% interest payments, but the $20 "loss" would be accounted for over time by reducing the 5% payout.

When a municipal bond fund pays out taxable income, it is not necessarily a bad thing. Many factors go into the pricing of a bond such as credit quality, time until maturity, supply/demand, etc., but it is always better to invest at a lower price.

The Sit Minnesota Tax-Free Income Fund and Sit Tax-Free Income Fund paid a small percentage of taxable income (less than 1.5%) for 2010. The Funds' portfolios include bonds that were purchased at both discounts and premiums; the ratio of income received was slightly higher for "discount" bonds, so a small portion of the income was deemed taxable. The 30-Day SEC yields as of 12/31/10 for Sit Minnesota Tax-Free Income Fund and Sit Tax-Free Income Fund were 4.70% and 5.43%, respectively.

Tax Due Date Extended to April 18th

Procrastinators get a little extra time to complete their taxes this year. That's because Emancipation Day, a little-known holiday observed in the District of Columbia, will be observed on Friday, April 15th. By law, District of Columbia holidays impact tax deadlines in the same way that federal holidays do; therefore, taxpayers will have three extra days to file their taxes.

IRA investors benefit, too. The Traditional and Roth IRA contribution deadline for 2010 is extended three days to April 18, 2011. SEP IRA contributions must be made by the business owner's tax filing due date, plus extensions.

2010 and 2011 Contribution Limits

	Under age 50	Age 50 and over
Traditional and Roth IRA	$5,000	$6,000
401(k)	$16,500	$22,000
SIMPLE IRA	$11,500	$14,000
SEP IRA	The lesser of 25% of income or $49,000	

2011 Investment Seminars

You and your guests are invited to attend any of the remaining two investment seminars Sit Mutual Funds is offering in 2011. Each seminar will be held at two different locations on the dates scheduled. Additional sessions of these seminars may be scheduled when attendance maximums are met. Check www.sitfunds.com for updates. Breakfast will be served at the morning seminars and lunch at the mid-day sessions.

An RSVP is required. To reserve your place, send an email to spb@sitinvest.com or call Steve Benjamin at 612-359-2554.

Morning Session 7:30 - 8:30 AM	Edina Country Club 5100 Wooddale Avenue Edina, MN 55424	**Mid-day Session** 12:00 - 1:00 PM	Sit Investment Associates Offices 3300 IDS Center, 80 S. 8th Street Minneapolis, MN 55402

March 8 AM and PM
March 9 PM only

Generating Income in a Low Interest Rate Environment
How can you earn a significant amount of income when interest rates are so low?
Attend this seminar for some new ideas on how to capture income while preserving your nest egg.

April 12 AM and PM
April 13 PM only

Managing Your Portfolio and Minimizing Taxes in Retirement
Don't let all of those years you saved and invested your money go to waste. Attend this seminar to learn some strategies to minimize your tax bill and strengthen your portfolio in retirement.

2010 Year-End Distributions

Mutual funds are required to distribute net realized capital gains and income each year. Sit Mutual Funds paid these amounts this year on December 17th (to shareholders of record on December 16th). This year's distributions are provided in the box below.

The Sit Fixed-Income Funds pay regular monthly income distributions. Capital gain distributions were paid only for the Sit U.S. Government Securities Fund.

Income distributions for the Sit Balanced Fund and for both classes of the Sit Dividend Growth Fund and Sit Global Dividend Growth Fund are paid quarterly.

A Form 1099-DIV will be produced for all regular accounts (not IRAs) with Funds that paid taxable capital gains or income, which were mailed on February 7th this year. This form will not be produced for accounts with holdings in the Sit Mutual Funds that did not have any realized net capital gains or income.

	2010 Year-End Distributions Per Share		
Sit Mutual Fund	**Short-term Capital Gains**	**Long-term Capital Gains**	**Income**
Mid Cap Growth	$0.00	$0.00	$0.00
Large Cap Growth	$0.00	$0.00	$0.224500
Small Cap Growth	$0.00	$0.00	$0.00
Balanced Fund	$0.00	$0.00	$0.075209
Developing Markets Growth	$0.00	$0.666107	$0.015482
International Growth	$0.00	$0.00	$0.127368
Dividend Growth Class I	$0.00	$0.00	$0.046299
Dividend Growth Class S	$0.00	$0.00	$0.038800
Global Dividend Growth Class I	$0.003616	$0.122946	$0.036646
Global Dividend Growth Class S	$0.003616	$0.122946	$0.029453
U.S. Government Securities	$0.000651	$0.003135	

Tax Help

Tax time could be less stressful if you turn to the Sit Mutual Funds website for your tax information and statements. You will find seven years of documents in minutes on the website rather than searching your paper files for the important account information you need to file your taxes and for all other purposes.

If you want to reduce your paper records, consider opting to eliminate paper document delivery. You'll receive email notification when statements and publications are available to view online, and you print copies when you need them. Eliminate all or any number of publications mailed to you. If, after trying this delivery method, you decide that you prefer printed copies, you can easily change your preferences.

To enroll for electronic delivery, first sign in to your account via Account Access at our website www.sitfunds.com. Then under the Account Options menu, choose E-Delivery and select which documents you prefer to receive electronically. Please call an Investor Services Representative at 800-332-5580 if you need any assistance.

Treasury Department to Eliminate Most Paper Checks

Within two years, the Treasury Department will pay Social Security and other recurring benefits by electronic funds transfer in place of paper checks. Recipients must set up a direct deposit arrangement with their bank no later than May 1, 2013. Exceptions will be made for those age 90 or older and some recipients in very remote areas.

Each year, the Treasury Department processes 600,000 claims for lost or stolen checks. The switch to an electronic payment method is expected to save the federal government $1 billion over the next decade.

Key Provisions of 2010 Tax Act by Steve Benjamin, CEBS, CRPC

On December 17th, President Obama signed into law the "Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010" ("Tax Act"). The bill was an effort by Congress to strengthen the relatively weak economy by providing numerous extensions and reinstatements of existing tax laws. The legislation was portrayed as a compromise, since neither Republicans nor Democrats were completely satisfied with the bill. In addition to personal tax breaks, the bill provides small businesses with many tax incentives as well as increased access to credit through the establishment of a new $30 billion small business lending fund. The following is a summary of some of the Tax Act's key provisions.

Income Tax

Prior to the passage of the Tax Act, the lowest income tax bracket of 10% was set to disappear and the top rate was scheduled to increase to 39.6%. Instead, the 2010 income tax brackets of 10% - 35% are now extended through 2012. (See the table below for more information.)

Capital Gains and Dividends

Before the Tax Act passed, the maximum tax rate on long-term capital gains was scheduled to rise to 20% (18% for assets held more than 5 years) and qualified dividends were to be taxed at ordinary income tax rates (up to a maximum of 39.6%). The Tax Act extends the 15% maximum tax rate for long-term capital gains and qualified dividends through 2012. In addition, taxpayers in the 10% and 15% tax brackets enjoy a 0% tax rate on this income.

Payroll Tax

In 2011, employees will have less Social Security tax withheld from their paychecks. Instead of being taxed 6.2% on their wages, employees will be assessed 4.2%. For a person earning $50,000, this will increase their take-home pay by $1,000. Congress says this reduction will not impact the amount of Social Security benefits that current or future retirees receive.

Estate Tax

The estate tax has returned but with a larger exclusion amount ($5,000,000) and a flat tax rate of 35% for the next two years. After 2012, the exclusion amount will shrink and rates will increase unless Congress acts again. For married couples, any unused exemption in the first spouse's estate may now be used in the survivor's estate.

Qualified Charitable Distributions

If you are 70½ or older, you can donate up to $100,000 from your IRA to a charity in 2011 without having to include the IRA distribution in your income. This "qualified charitable distribution" (QCD) is not tax deductible. However, the tax-free transfer is beneficial because it keeps the IRA distribution from increasing your adjusted gross income, which may help you qualify for other tax breaks. Plus, the QCD counts toward your required minimum distribution for the year. Note that QCDs may not be made from a SEP IRA, SIMPLE IRA, pension plan or profit sharing plan.

Education Benefits

The American Opportunity Tax Credit is extended through 2011. This tax credit is allowed for tuition and related expenses paid for each of a student's first four years of college. The credit is 100% of the first $2,000 of expenses and 25% of the next $2,000 of expenses for a maximum credit amount of $2,500. The tax credit phases out for taxpayers with a modified adjusted gross income between $80,000-$90,000 ($160,000-$180,000 for married taxpayers filing a joint return). If unable to take the credit, an individual may be eligible to take a deduction for tuition expenses. In addition, the student loan interest deduction (limited to $2,500 per year) is extended through 2012.

CESA

The contribution limit of $2,000 and advantageous withdrawal rules for Coverdell Education Savings Accounts (CESAs) are extended through 2012. CESA contributions are not tax-deductible, but earnings accumulate on a tax-deferred basis and distributions for the account beneficiary's education expenses are tax free. Funds may be used for college and certain elementary and secondary school expenses.

FEDERAL INCOME TAX RATES FOR 2011

Single	Married Filing Jointly	
Taxable Income		Rate
Up to $8,500	Up to $17,000	10%
$8,501 - $34,500	$17,001 - $69,000	15%
$34,501 - $83,600	$69,001 - $139,350	25%
$83,601 - $174,400	$139,351 - $212,300	28%
$174,401 - $379,150	$212,301 - $379,150	33%
Above $379,150	Above $379,150	35%

Sit Investment Associates
Sit Mutual Funds
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

In this issue,
2010 Year In Review • Investment Outlook and Strategy • Fourth Quarter 2010 Performance Summary • When Municipal Bonds are Taxable • 2010 Year-End Fund Distributions • 2011 Investment Seminar Schedule • Tax Act of 2010 • 2010 Tax Form Deliveries

2010 Tax Form Deliveries

Completed Federal Form	Information	Recipients in Tax Year 2010	Date Mailed to Shareholders
1099-DIV	Reports ordinary dividends, including qualified dividends, and long-term capital gain distributions for taxable accounts.	Shareholders invested in Sit Mutual Funds that realized capital gains and dividend income in 2010: the U.S. Government Securities and Balanced Funds; and the Large Cap, Developing Markets, International, Dividend (Class I and S) and Global Dividend (Class I and S) Growth Funds.	On February 7, 2011
1099-B	Reports exchange and redemption activity in non-IRA accounts.	Shareholders who made account transactions in any Sit Mutual Fund. IRA and retirement plan account activity is not included.	On February 7, 2011
1099-R	Reports withdrawals from retirement plan accounts and IRAs, including distributions, direct rollovers, conversions, recharacterizations and excess contributions. Also includes federal and state tax withholding, if any.	Shareholders who made account transactions, as described in box to the immediate left, in their retirement plan and IRA accounts.	On January 26, 2011
1099-INT	Provides tax-exempt income information.	Shareholders who were invested in the Tax-Free Income and Minnesota Tax-Free Income Funds.	On February 7, 2011
5498	Reports annual, rollover and conversion contributions and recharacterizations for Traditional, Roth, SEP and SIMPLE IRA accounts. Also includes the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their IRA account.	By May 31, 2011
5498-ESA	Reports Coverdell Education Savings Account contributions and rollovers.	Shareholders who made account transactions, as described in box to the immediate left, in their Coverdell account.	By May 2, 2011
1099-Q	Reports Coverdell Education Savings Account distributions, transfers and the December 31 fair market value.	Shareholders who made account transactions, as described in box to the immediate left, in their Coverdell account.	On January 31, 2011